Commongrounds Investment Fall 2021

THE NEST IS YET TO COME.



Hello, we're Commongrounds COOP

Commongrounds is a nonprofit real estate cooperative in Traverse City, Michigan, owned by its tenants and over 600 community members. Our pilot project is 414 Eighth Street, a 4-story mixed-use sustainable development scheduled to open in the Summer of 2022. Our mission is to develop real estate that meets community needs and increases quality of life in the region. Together with individuals and organizations, we forge a path toward building the Traverse City we want to see today and in 50 years.

We believe in working towards a triple bottom line, one that sustains our community, environment, and profit, by integrating wellness, arts, family, and food to improve quality of life in our region.



FOOD



FAMILY



ARTS



WELLNESS

Together, we've already made a difference.

Commongrounds is more than a real estate project: it is an innovative way for real estate to be designed as physical and social infrastructure financed and owned by the community it serves.

In a groundbreaking investment crowdfunding campaign in 2019, we invited our community to each risk a little bit so we could all share in the rewards of investing in our community together. Our community owners answered the call and surpassed our expectations –we raised over $1.35 million from 132 of our community owners, with a median investment around $4000.

These investors will earn not just a financial return but also a social and quality of life return by investing in real estate in their own backyard.

Will you join them?

Our progress at 414 e. 8th street as of 9/2021



Funding

PHASE 1 - THE BUILDING
Goal: $15,672,642
Completed February 26, 2021

In Phase 1 of our financing, we used the community investment to leverage the rest of the funding needed to build the building. Commongrounds has almost raised the project cost of $15,672,642 from a shared effort by local investors, local nonprofits and small business, governmental support, and bank financing. Here is the current status of our funding sources:

Total Project Cost: $15,672,642



MEDC CRP GRANT
$1,500,000

TENANT/OTHER EQUITY
$1,216,742

7.8%

9.6%

8.9%

11.8%

1.3%

60.6%

COASTAL STATES BANK PRIMARY LOAN (USDA LOAN GUARANTEE) + IFF SECOND MORTGAGE
$9,500,000

COMMUNITY OWNERS
$1,396,000

PACE GREEN ASSESSMENT
$1,850,000

BROWNFIELD GRANT
$210,000

PHASE 2 - MAKE THIS HOUSE A HOME
Up to $1,500,000
Launched October 10, 2021

We've raised the money we need to build a building - but your investment in Phase II of our financing will make it even better, ensuring long-term sustainability for a place our community can all call home.



Why we're continuing to raise capital

A key part of the Commongrounds mission is for everyone in our community to have the opportunity build wealth by investing and be a part of making the community we love even better, together.

A lot has changed since our 2019 community investment campaign – thanks to that investment, we now have a building under construction! We want to continue to create opportunity for community members to join us as we grow.

We will use funding we raise to ensure long-term sustainability for the building and enhance the impact on our community. For example, your investment might support:

- ○ Solar & additional green infrastructure, and other build-out items supporting the community and tenant-owners.
- ○ Community amenities focused on families, food, arts & wellness - such as family play and welllness spaces and public art.
- ○ Additional staffing to help us ensure the building is ready from the first day it opens to serve our tenants and community members.



So, what's a COOP?

3 key principles guide a COOP:

- An organization owned and governed by the people who use the goods, services, or property it provides

- Profit returned to the owners in proportion to how much they spent ("patronage")

- 1 owner/member, 1 vote

600+ COOP members to date!



Who owns Commongrounds, and who makes decisions?

There are two classes of ownership:

One for commercial tenant-owners who purchase their units in the building, and one for community members.

These owners elect a board who make big picture decisions and hire staff to operate the cooperative on a day-to-day basis.

Learn more on our website.

commongrounds.coop





Ground Floor

Food Hall: High quality craft, farm-to-table food and beverages with riverside seating

- Incubate food entrepreneurs and increase equity in food system
- Partnership between Tony Vu (Good Bowl chef), Higher Grounds, Iron Fish Distillery

Early Childhood Education

- A hub for early childhood education, teacher training, and family support



Common Grounds
Stair
Utility
Fire Pump
Utility
Womens
Mens
Lobby
ELEVATOR
Stair
Beverage Prep
Vendor Space
Cafe
SEATING
SEATING
SEATING
SEATING
SEATING
SEATING
Kitchen Area
Vendor Space
Vendor Space
Classroom
Lockers
Daycare
Viewing
Bathroom
Lockers
Classroom
Ground Level Plan

Second Floor

- **Arts & Community Event Center.** Black box space for performing arts, meeting, and education.

- **Commonplace Coworking and Office Space.** Meeting and workspace will serve nonprofit and business working in food, arts, wellness, family.

- **Groundwork Center for Community Resilience Teaching Kitchen.** Culinary medicine teaching kitchen seating 10-20 people.

- **Multi-Modal Amenities.** Bathrooms with showers and storage located onsite for workers.



Second Level Plan
SCALE 1/8" = 1'-0"



Third + Fourth Floor

- **Residential Units.** Up to 24 residential rental units: studio, 1 and 2 bedroom. Long-term and retreat/short-term use.

- **High-Quality Green Design.** Energy efficient, thoughtful design using high-quality materials a to create liveable, efficient living space.

- **Affordable. Rent based on income.** Estimated ¼ units serving 60% area median income, ¼ units serving 80% area median income, ¼ 100%, and ¼ units market rate.

- **Shared amenities.** Tenants have access to outdoor balconies, wellness/exercise, laundry, guest rooms.



Third Level Plan



Fourth Level Plan









Partners

TONY VU

CROSSHATCH
Center for Art and Ecology

IRON FISH
DISTILLERY

groundwork
CENTER FOR RESILIENT COMMUNITIES

HIGHER GROUNDS
COFFEE





COMMON PLACE



JOIN US!

- Become a Commongrounds community owner (affectionately referred to as "birds")

- Invest in our Phase 2 investment crowdfunding

- Minimum investment $100, rewards start at $500

- Join us for the big party for building opening in 2022!